UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of August 2014

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

OTEMACHI FIRST SQUARE, EAST TOWER

5-1, OTEMACHI 1-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED JUNE 30, 2014

Attached are the registrant’s unaudited interim consolidated financial statements for the three months ended June 30, 2014, including the notes thereto, prepared on the basis of accounting principles generally accepted in the United States.

The attached financial statements were included in the registrant’s quarterly report which the registrant filed on August 7, 2014 with the Financial Services Agency of Japan. The registrant’s quarterly report filed with the Financial Services Agency included additional information not included in this report on Form 6-K. Such additional information is either immaterial or has been previously reported by the registrant. Most of the contents of this report on Form 6-K and the registrant’s quarterly report have previously been disclosed by the registrant in the registrant’s press release dated August 6, 2014, a copy of which was furnished under cover of Form 6-K on August 6, 2014.

The earnings projections of the registrant and its subsidiaries included in the press release contain forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The information on any website referenced herein or in the attached material is not incorporated by reference herein or therein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Yasutake Horinouchi
Name:	Yasutake Horinouchi
Title:	Vice President Investor Relations Office

Date: August 7, 2014

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	Millions of yen
	March 31, 2014	June 30, 2014
ASSETS
Current assets:
Cash and cash equivalents	¥984,463	¥1,143,411
Short-term investments	38,949	58,977
Notes and accounts receivable, trade	2,509,030	2,218,792
Allowance for doubtful accounts (Note 7)	(46,893)	(45,073)
Accounts receivable, other	345,197	363,004
Inventories (Note 2)	415,309	450,743
Prepaid expenses and other current assets	394,294	501,788
Deferred income taxes	220,662	212,321

Total current assets	4,861,011	4,903,963

Property, plant and equipment:
Telecommunications equipment	12,959,564	12,928,320
Telecommunications service lines	15,408,604	15,460,708
Buildings and structures	6,060,129	6,064,931
Machinery, vessels and tools	1,949,903	1,942,635
Land	1,238,742	1,237,183
Construction in progress	359,014	377,199

	37,975,956	38,010,976
Accumulated depreciation	(28,136,268)	(28,244,395)

Net property, plant and equipment	9,839,688	9,766,581

Investments and other assets:
Investments in affiliated companies	521,634	505,960
Marketable securities and other investments	407,766	412,186
Goodwill	1,086,636	1,075,045
Software	1,309,912	1,273,229
Other intangible assets	401,194	389,442
Other assets	1,195,608	1,226,189
Deferred income taxes	661,500	654,459

Total investments and other assets	5,584,250	5,536,510

Total assets	¥20,284,949	¥20,207,054

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	Millions of yen
	March 31, 2014	June 30, 2014
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥269,444	¥533,610
Current portion of long-term debt	425,351	423,955
Accounts payable, trade	1,540,249	1,159,363
Current portion of obligations under capital leases	16,929	18,070
Accrued payroll	448,061	370,287
Accrued taxes on income	256,994	96,313
Accrued consumption tax	47,376	84,542
Advances received	266,743	267,045
Other	405,677	500,455

Total current liabilities	3,676,824	3,453,640

Long-term liabilities:
Long-term debt (excluding current portion)	3,483,673	3,606,248
Obligations under capital leases (excluding current portion)	35,951	35,611
Liability for employees’ retirement benefits	1,327,873	1,340,276
Accrued liabilities for point programs	130,466	117,464
Deferred income taxes	233,151	226,538
Other	446,293	459,913

Total long-term liabilities	5,657,407	5,786,050

Redeemable noncontrolling interests (Note 3)	25,912	25,803

Equity:
Nippon Telegraph and Telephone Corporation (“NTT”) shareholders’ equity
Common stock, no par value (Note 3) Authorized — 6,192,920,900 shares Issued — 1,136,697,235 shares at March 31 and June 30, 2014	937,950	937,950
Additional paid-in capital	2,827,010	2,825,430
Retained earnings (Note 3)	4,808,361	4,857,271
Accumulated other comprehensive income (loss) (Note 3)	94,966	71,254
Treasury stock, at cost (Note 3) — 26,650,807 shares at March 31, 2014 and 27,069,157 shares at June 30, 2014	(156,933)	(159,392)

Total NTT shareholders’ equity	8,511,354	8,532,513

Noncontrolling interests (Note 3)	2,413,452	2,409,048

Total equity	10,924,806	10,941,561

Contingent liabilities (Note 8)

Total liabilities and equity	¥20,284,949	¥20,207,054

	Yen
	March 31, 2014	June 30, 2014
Per share of common stock:

NTT shareholders’ equity	¥7,667.57	¥7,689.53

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

THREE-MONTH PERIOD ENDED JUNE 30

	Millions of yen, except per share data
	2013	2014
Operating revenues:
Fixed voice related services	¥390,972	¥367,513
Mobile voice related services	271,251	226,276
IP/packet communications services	940,507	922,283
Sale of telecommunications equipment	231,616	227,310
System integration	487,339	587,387
Other	287,432	309,448

	2,609,117	2,640,217

Operating expenses (Note 6):
Cost of services (excluding items shown separately below)	556,644	559,455
Cost of equipment sold (excluding items shown separately below)	198,084	198,551
Cost of system integration (excluding items shown separately below)	336,601	413,138
Depreciation and amortization	456,494	462,550
Impairment loss	82	143
Selling, general and administrative expenses	712,222	708,401
Goodwill and other intangible asset impairments	64	—

	2,260,191	2,342,238

Operating income	348,926	297,979

Other income (expenses):
Interest and amortization of bond discounts and issue costs	(12,348)	(11,716)
Interest income	4,361	4,518
Other, net (Note 3)	15,145	15,261

	7,158	8,063

Income before income taxes and equity in earnings (losses) of affiliated companies	356,084	306,042

Income tax expense (benefit) (Note 3):
Current	119,907	98,412
Deferred	18,025	10,354

	137,932	108,766

Income before equity in earnings (losses) of affiliated companies	218,152	197,276
Equity in earnings (losses) of affiliated companies (Note 3)	3,460	(1,361)

Net income	221,612	195,915

Less — Net income attributable to noncontrolling interests	54,895	46,950

Net income attributable to NTT	¥166,717	¥148,965

Per share of common stock:
Weighted average number of shares outstanding	1,179,990,268	1,109,826,049
Net income attributable to NTT	¥141.29	¥134.22

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

THREE-MONTH PERIOD ENDED JUNE 30

	Millions of yen
	2013	2014
Net income	¥221,612	¥195,915
Other comprehensive income (loss), net of tax (Note 3)
Unrealized gain (loss) on securities	10,668	3,714
Unrealized gain (loss) on derivative instruments	(3,785)	1,855
Foreign currency translation adjustments	54,735	(30,675)
Pension liability adjustments	2,979	(988)

Total other comprehensive income (loss)	64,597	(26,094)

Total comprehensive income (loss)	286,209	169,821

Less — Comprehensive income attributable to noncontrolling interests	65,353	44,568

Total comprehensive income (loss) attributable to NTT	¥220,856	¥125,253

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

THREE-MONTH PERIOD ENDED JUNE 30

	Millions of yen
	2013	2014
Cash flows from operating activities:
Net income	¥221,612	¥195,915
Adjustments to reconcile net income to net cash provided by operating activities —
Depreciation and amortization	456,494	462,550
Impairment loss	82	143
Deferred taxes	18,025	10,354
Goodwill and other intangible asset impairments	64	—
Losses on disposals of property, plant and equipment	17,515	20,047
Equity in (earnings) losses of affiliated companies	(3,460)	1,361
(Increase) decrease in notes and accounts receivable, trade	190,190	295,053
(Increase) decrease in inventories	(21,552)	(37,554)
(Increase) decrease in other current assets	(118,086)	(153,772)
Increase (decrease) in accounts payable, trade and accrued payroll	(255,444)	(313,952)
Increase (decrease) in accrued consumption tax	1,377	37,252
Increase (decrease) in advances received	13,652	1,383
Increase (decrease) in accrued taxes on income	(126,419)	(160,364)
Increase (decrease) in other current liabilities	93,815	96,484
Increase (decrease) in liability for employees’ retirement benefits	20,059	11,772
Increase (decrease) in other long-term liabilities	(13,950)	(1,512)
Other	3,625	(21,371)

Net cash provided by operating activities	497,599	443,789

Cash flows from investing activities:
Payments for property, plant and equipment	(426,547)	(405,387)
Payments for intangibles	(105,344)	(92,833)
Proceeds from sales of property, plant and equipment	805	11,824
Payments for purchases of non-current investments	(10,106)	(2,179)
Proceeds from sales and redemptions of non-current investments	2,206	3,571
Acquisitions of subsidiaries, net of cash acquired	(13,003)	(3,631)
Payments for purchases of short-term investments	(20,081)	(36,137)
Proceeds from redemptions of short-term investments	36,674	17,201
Other	(10,806)	(19,219)

Net cash used in investing activities	¥(546,202)	¥(526,790)

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

THREE-MONTH PERIOD ENDED JUNE 30

	Millions of yen
	2013	2014
Cash flows from financing activities:
Proceeds from issuance of long-term debt	¥201,872	¥234,849
Payments for settlement of long-term debt	(242,615)	(107,455)
Proceeds from issuance of short-term debt	775,604	1,896,280
Payments for settlement of short-term debt	(536,421)	(1,626,089)
Dividends paid (Note 3)	(94,830)	(99,904)
Proceeds from sale of (payments for acquisition of) treasury stock, net	(103,410)	(30)
Acquisition of treasury stock by subsidiary	(2,719)	—
Other	(46,143)	(50,400)

Net cash provided by (used in) financing activities	(48,662)	247,251

Effect of exchange rate changes on cash and cash equivalents	6,561	(5,302)

Net increase (decrease) in cash and cash equivalents	(90,704)	158,948
Cash and cash equivalents at beginning of period	961,433	984,463

Cash and cash equivalents at end of period	¥870,729	¥1,143,411

Cash paid during the period for:
Interest	¥13,102	¥11,309
Income taxes, net	¥254,104	¥275,775

The accompanying notes are an integral part of these financial statements.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. Summary of significant accounting policies:

As permitted by the “Regulation Concerning the Terminology, Forms and Preparation Methods of Quarterly Consolidated Financial Statements” (Japanese Cabinet Office Ordinance No. 64 of 2007), the accompanying consolidated balance sheets at March 31 and June 30, 2014, the consolidated statements of income and the consolidated statements of comprehensive income for the three months ended June 30, 2013 and 2014 and the consolidated statements of cash flows for the three months ended June 30, 2013 and 2014 of NTT and its subsidiaries (collectively with NTT, “NTT Group”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain disclosures required by U.S. GAAP have been omitted.

(1) Recently issued Accounting Standards

Revenue from Contracts with Customers —

On May 28, 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09 “Revenue from Contracts with Customers,” which requires an entity to recognize the amount to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. The new standard is effective for NTT Group on April 1, 2017. Early adoption is not permitted.

NTT is evaluating the effect that the ASU will have on NTT Group’s quarterly consolidated financial statements and related disclosures. NTT has not yet selected a transition method nor has it determined the effect of the standard on NTT Group’s ongoing financial reporting.

(2) Earnings per Share

Basic earnings per share (“EPS”) is computed based on the average number of shares outstanding during the period and is appropriately adjusted for any free distribution of common stock. Diluted EPS assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock. Since NTT did not issue dilutive securities for the three months ended June 30, 2013 and 2014, there is no difference between basic EPS and diluted EPS.

(3) Reclassifications

Certain items for prior periods’ financial statements have been reclassified to conform to the presentation for the three months ended June 30, 2014.

2. Inventories:

Inventories at March 31 and June 30, 2014 comprised the following:

	Millions of yen
	March 31, 2014	June 30, 2014

Telecommunications equipment to be sold and materials	¥228,337	¥235,232
Projects in progress	83,015	119,183
Supplies	103,957	96,328

Total	¥415,309	¥450,743

3. Equity:

Outstanding shares and treasury stock —

Changes in NTT’s shares of common stock and treasury stock for the fiscal year ended March 31, 2014 and for the three months ended June 30, 2014 are as follows:

	Change in shares
	Issued shares	Treasury stock
Balance at March 31, 2013	1,323,197,235	137,822,603
Acquisition of treasury stock under resolution of the board of directors	—	75,294,000
Acquisition of treasury stock through purchase of less-than-one-unit shares	—	37,134
Resale of treasury stock to holders of less-than-one-unit shares	—	(2,930)
Cancellation of treasury stock under resolution of the board of directors	(186,500,000)	(186,500,000)
Balance at March 31, 2014	1,136,697,235	26,650,807

Acquisition of treasury stock under resolution of the board of directors	—	413,227
Acquisition of treasury stock through purchase of less-than-one-unit shares	—	5,679
Resale of treasury stock to holders of less-than-one-unit shares	—	(556)

Balance at June 30, 2014	1,136,697,235	27,069,157

On May 10, 2013, the board of directors of NTT resolved that NTT may acquire up to 50 million shares of its outstanding common stock for an amount in total not exceeding ¥250 billion from May 13, 2013 through March 31, 2014. Based on this resolution, NTT repurchased 48,737,200 shares of its common stock for a total purchase price of ¥250,000 million between May 2013 and October 2013, and concluded the repurchase of its common stock authorized by board of directors’ resolution.

On November 8, 2013, the board of directors of NTT resolved that NTT will cancel 186,500,000 shares held as treasury stock on November 15, 2013, and as a result of such cancellation conducted on November 15, 2013, retained earnings have decreased by ¥818,206 million.

On February 6, 2014, the board of directors of NTT resolved that NTT may acquire up to 38 million shares of its outstanding common stock at an amount in total not exceeding ¥200 billion from February 7, 2014 through March 31, 2014. Based on this resolution, NTT repurchased 26,556,800 shares of its common stock at ¥156,499 million on March 7, 2014 using ToSTNeT-3.

On May 13, 2014, the board of directors of NTT resolved that NTT may acquire up to 44 million shares of its outstanding common stock for an amount in total not exceeding ¥250 billion from July 1, 2014 through March 31, 2015.

Dividends —

Cash dividends paid for the three months ended June 30, 2014 were as follows:

Resolution	The shareholders’ meeting held on June 26, 2014
Class of shares	Common stock
Source of dividends	Retained earnings
Total cash dividends paid	¥99,904 million
Cash dividends per share	¥90
Record date	March 31, 2014
Date of payment	June 27, 2014

Changes in equity —

Changes in total equity, NTT shareholders’ equity and equity attributable to noncontrolling interests for the three months ended June 30, 2013 and 2014 are as follows:

	Millions of yen
	NTT shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2013	¥8,231,439	¥2,290,564	¥10,522,003
Dividends paid to NTT shareholders	(94,830)	—	(94,830)
Dividends paid to noncontrolling interests	—	(48,394)	(48,394)
Acquisition of treasury stock	(103,412)	—	(103,412)
Resale of treasury stock	2	—	2
Other equity transactions	(364)	568	204
Net income	166,717	54,895	221,612
Other comprehensive income (loss)	54,139	10,458	64,597
Unrealized gain (loss) on securities	7,292	3,376	10,668
Unrealized gain (loss) on derivative instruments	(2,896)	(889)	(3,785)
Foreign currency translation adjustments	46,916	7,819	54,735
Pension liability adjustments	2,827	152	2,979
Balance at June 30, 2013	¥8,253,691	¥2,308,091	¥10,561,782

	Millions of yen
	NTT shareholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2014	¥8,511,354	¥2,413,452	¥10,924,806
Dividends paid to NTT shareholders	(99,904)	—	(99,904)
Dividends paid to noncontrolling interests	—	(48,596)	(48,596)
Acquisition of treasury stock	(2,462)	—	(2,462)
Resale of treasury stock	3	—	3
Other equity transactions	(1,731)	(485)	(2,216)
Net income	148,965	46,841	195,806
Other comprehensive income (loss)	(23,712)	(2,164)	(25,876)
Unrealized gain (loss) on securities	2,263	1,451	3,714
Unrealized gain (loss) on derivative instruments	1,201	654	1,855
Foreign currency translation adjustments	(26,539)	(3,918)	(30,457)
Pension liability adjustments	(637)	(351)	(988)
Balance at June 30, 2014	¥8,532,513	¥2,409,048	¥10,941,561

Accumulated other comprehensive income (loss) —

Changes in accumulated other comprehensive income (loss), net of applicable taxes, for the three months ended June 30, 2013 and 2014 are as follows:

	Millions of yen
	Unrealized gain (loss) on securities	Unrealized gain (loss) on derivative instruments	Foreign currency translation adjustments	Pension liability adjustments	Total
Balance at March 31, 2013	¥71,976	¥(2,560)	¥(5,683)	¥(256,665)	¥(192,932)
Other comprehensive income before reclassification	10,649	(3,878)	54,735	—	61,506
Amounts reclassified from accumulated other comprehensive income	19	93	—	2,979	3,091

Other comprehensive income	10,668	(3,785)	54,735	2,979	64,597

Less — Comprehensive income attributable to noncontrolling interests	3,376	(889)	7,819	152	10,458

Balance at June 30, 2013	¥79,268	¥(5,456)	¥41,233	¥(253,838)	¥(138,793)

	Millions of yen
	Unrealized gain (loss) on securities	Unrealized gain (loss) on derivative instruments	Foreign currency translation adjustments	Pension liability adjustments	Total
Balance at March 31, 2014	¥84,711	¥(5,982)	¥120,839	¥(104,602)	¥94,966
Other comprehensive income before reclassification	3,721	1,842	(27,222)	13	(21,646)
Amounts reclassified from accumulated other comprehensive income	(7)	13	(3,453)	(1,001)	(4,448)

Other comprehensive income	3,714	1,855	(30,675)	(988)	(26,094)

Less — Comprehensive income attributable to noncontrolling interests	1,451	654	(4,136)	(351)	(2,382)

Balance at June 30, 2014	¥86,974	¥(4,781)	¥94,300	¥(105,239)	¥71,254

Reclassifications out of accumulated other comprehensive income (loss) for the three months ended June 30, 2013 and 2014 are as follows:

	Millions of yen
	Amounts reclassified from accumulated other comprehensive income (loss)		Affected line items in consolidated statements of income
	2013	2014
Unrealized gain (loss) on securities	¥(18)	¥7	Other, net
	(1)	(0)	Income tax expense (benefit)

	¥(19)	¥7	Net income

Unrealized gain (loss) on derivative instruments	¥(145)	¥9	Other, net
	52	(8)	Income tax expense (benefit)
	—	(14)	Equity in earnings (losses) of affiliated companies

	¥(93)	¥(13)	Net income

Foreign currency translation adjustments	—	¥3,453	Other, net

	—	¥3,453	Net income

Pension liability adjustments	¥(4,237)	¥1,022	*
	1,258	(21)	Income tax expense (benefit)

	¥(2,979)	¥1,001	Net income

Total	¥(3,091)	¥4,448	Net income

*	Amounts reclassified from pension liability adjustments are included in the computation of net periodic pension cost.

4. Fair value measurements:

The inputs to valuation techniques used to measure fair value are required to be categorized by the fair value hierarchy. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

•	Level 1 — Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

•	Level 2 — Inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3 — Inputs are unobservable inputs for the asset or liability.

Assets and liabilities measured at fair value on a recurring basis as of March 31 and June 30, 2014 are as follows:

	Millions of yen
	March 31, 2014
	Fair value measurements using
	Total	Level 1(*1)	Level 2(*2)	Level 3(*3)

Assets
Available-for-sale securities:
Domestic equity securities	¥126,422	¥126,419	¥3	¥—
Foreign equity securities	136,171	136,171	—	—
Domestic debt securities	27,745	212	24,821	2,712
Foreign debt securities	29,244	10	29,234	—
Derivatives:
Forward exchange contracts	1,048	—	1,048	—
Interest rate swap agreements	664	—	664	—
Currency swap agreements	34,805	—	34,805	—
Currency option agreements	290	—	290	—

Liabilities
Derivatives:
Forward exchange contracts	522	—	522	—
Interest rate swap agreements	2,043	—	2,043	—
Currency swap agreements	571	—	571	—
Currency option agreements	85	—	85	—

(*1)	Quoted prices for identical assets or liabilities in active markets
(*2)	Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs derived principally from observable market data
(*3)	Unobservable inputs

There were no transfers between Level 1 and Level 2.

Level 3 reconciliation is not disclosed, since the amounts in Level 3 are immaterial.

	Millions of yen
	June 30, 2014
	Fair value measurements using
	Total	Level 1(*1)	Level 2(*2)	Level 3(*3)

Assets
Available-for-sale securities:
Domestic equity securities	¥127,591	¥127,590	¥1	¥—
Foreign equity securities	141,793	141,793	—	—
Domestic debt securities	27,744	194	24,856	2,694
Foreign debt securities	28,884	10	28,874	—
Derivatives:
Forward exchange contracts	830	—	830	—
Interest rate swap agreements	631	—	631	—
Currency swap agreements	33,643	—	33,643	—
Currency option agreements	578	—	578	—

Liabilities
Derivatives:
Forward exchange contracts	972	—	972	—
Interest rate swap agreements	2,581	—	2,581	—
Currency swap agreements	1,078	—	1,078	—
Currency option agreements	232	—	232	—

(*1)	Quoted prices for identical assets or liabilities in active markets
(*2)	Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs derived principally from observable market data
(*3)	Unobservable inputs

There were no transfers between Level 1 and Level 2.

Level 3 reconciliation is not disclosed, since the amounts in Level 3 are immaterial.

Available-for-sale securities —

Available-for-sale securities comprise marketable equity securities and debt securities, and financial instruments classified as available-for-sale securities. If active market prices are available, fair value is measured by quoted prices for identical assets in active markets, which is classified as Level 1. If active market prices are not available, fair value is measured by inputs derived principally from observable market data provided by financial institutions, which is classified as Level 2. In case fair value is measured by inputs derived from unobservable data, it is classified as Level 3.

Derivatives —

Derivatives comprise forward exchange contracts, interest rate swap agreements, currency swap agreements and currency option agreements. Fair value of derivatives is measured by inputs derived principally from observable market data provided by financial institutions, which is classified as Level 2.

Assets and liabilities measured at fair value on a nonrecurring basis for the three months ended June 30, 2013 and 2014 were immaterial.

5. Segment information:

Operating segments are components of the NTT Group 1) that engage in business activities, 2) whose operating results are regularly reviewed by NTT Group’s chief operating decision maker to make decisions on the allocation of financial resources and to evaluate business performance, and 3) for which discrete financial information is available. Accounting policies used to determine segment profit/loss are consistent with those used to prepare the consolidated financial statements in accordance with accounting principles generally accepted in the United States.

The regional communications business segment principally comprises revenues from fixed voice related services, IP/packet communications services, sales of telecommunications equipment and other operating revenues.

The long distance and international communications business segment principally comprises revenues from fixed voice related services, IP/packet communications services, system integration services and other operating revenues.

The mobile communications business segment principally comprises revenues from mobile voice related services, IP/packet communications services and sales of telecommunications equipment.

The data communications business segment comprises revenues from system integration services.

The other segment principally comprises operating revenues from such activities as building maintenance, real estate rental, systems development, leasing and research and development.

Operating revenues:

	Millions of yen
For the three months ended June 30	2013	2014

Operating revenues:
Regional communications business —
External customers	¥763,216	¥734,000
Intersegment	103,563	109,652

Total	866,779	843,652

Long distance and international communications business —
External customers	391,871	443,982
Intersegment	24,128	20,894

Total	415,999	464,876

Mobile communications business —
External customers	1,103,871	1,065,815
Intersegment	9,702	9,487

Total	1,113,573	1,075,302

Data communications business —
External customers	269,018	310,800
Intersegment	24,262	25,078

Total	293,280	335,878

Other —
External customers	81,141	85,620
Intersegment	208,437	201,588

Total	289,578	287,208
Elimination	(370,092)	(366,699)

Consolidated Total	¥2,609,117	¥2,640,217

Segment profit:

	Millions of yen
For the three months ended June 30	2013	2014

Segment profit:
Regional communications business	¥43,280	¥40,445
Long distance and international communications business	34,303	26,435
Mobile communications business	246,643	208,608
Data communications business	7,087	8,182
Other	13,744	10,521

Total segment profit	345,057	294,191
Elimination	3,869	3,788

Consolidated Total	¥348,926	¥297,979

Transfers between operating segments are made at arms-length prices. Operating income is operating revenue less costs and operating expenses.

There were no sales and operating revenues from transactions with a single external customer amounting to 10% or more of NTT’s revenues for the three months ended June 30, 2013 and 2014.

6. Research and development expenses:

Research and development expenses are charged to income as incurred and such amounts charged to income for the three months ended June 30, 2013 and 2014 were ¥57,207 million and ¥53,825 million, respectively.

7. Financing receivables:

NTT Group has certain “Financing receivables,” including loans and lease receivables. These financing receivables are mainly held by the financial subsidiaries of NTT. NTT manages these financing receivables by classifying them into “Installment sales receivable,” “Lease receivable,” “Loans receivable,” “Credit receivable” and “Others.”

The allowance for doubtful accounts against financing receivables collectively evaluated for impairment is computed based on each historical bad debt experience. The allowance for doubtful accounts against financing receivables individually evaluated for impairment is computed based on the estimated uncollectible amount based on the analysis of certain individual accounts. In addition, financing receivables that are determined to be uncollectible due to, among other factors, the condition of the debtor are written off at the time of determination.

Rollforward of allowance for doubtful accounts and recorded investment in financing receivables for the three months ended June 30, 2013 and 2014 are as follows:

	Millions of yen
	Installment sales receivable	Lease receivable	Loans receivable	Credit receivable	Others	Total
Allowance for doubtful accounts:
Balance at March 31, 2013	¥6,829	¥11,423	¥6,154	¥3,390	¥107	¥27,903
Provision	839	(292)	(22)	821	(1)	1,345
Charge off	(645)	(509)	(67)	(892)	—	(2,113)
Recovery	—	24	2	1	—	27
Balance at June 30, 2013	7,023	10,646	6,067	3,320	106	27,162
Collectively evaluated for impairment	6,505	4,197	962	3,238	2	14,904
Individually evaluated for impairment	518	6,449	5,105	82	104	12,258

Financing receivables:
Balance at June 30, 2013	619,681	338,248	92,499	247,167	425	1,298,020
Collectively evaluated for impairment	619,063	331,162	84,228	247,085	321	1,281,859
Individually evaluated for impairment	618	7,086	8,271	82	104	16,161

	Millions of yen
	Installment sales receivable	Lease receivable	Loans receivable	Credit receivable	Others	Total
Allowance for doubtful accounts:
Balance at March 31, 2014	¥4,687	¥8,331	¥5,000	¥2,991	¥4,005	¥25,014
Provision	623	(82)	(312)	2,668	(91)	2,806
Charge off	(98)	(338)	(16)	(1,823)	—	(2,275)
Recovery	3	20	—	1	—	24
Balance at June 30, 2014	5,215	7,931	4,672	3,837	3,914	25,569
Collectively evaluated for impairment	4,987	3,019	1,243	3,837	1	13,087
Individually evaluated for impairment	228	4,912	3,429	—	3,913	12,482

Financing receivables:
Balance at June 30, 2014	817,333	348,628	92,958	269,882	4,108	1,532,909
Collectively evaluated for impairment	817,085	343,259	86,457	269,882	158	1,516,841
Individually evaluated for impairment	248	5,369	6,501	—	3,950	16,068

8. Contingent liabilities:

Contingent liabilities at June 30, 2014 for loans guaranteed, among other things, amounted to ¥65,052 million.

At June 30, 2014, NTT Group had no material litigation or claims outstanding, pending or threatened against it, which would be expected to have a material adverse effect on NTT’s consolidated financial position or results of operations.

9. Subsequent events:

NTT DOCOMO, INC. (“NTT DOCOMO”), a subsidiary of NTT, has announced its decision, adopted at its board of directors’ meeting held on August 6, 2014, to launch a tender offer to repurchase up to 206,489,675 shares of its outstanding common stock between August 7, 2014 and September 3, 2014. On the same day, NTT’s board of directors resolved that NTT will participate in the tender offer to sell 176,991,100 shares of its current holdings of NTT DOCOMO’s common stock. If NTT DOCOMO’s stock repurchase results in a change in NTT’s equity stake in NTT DOCOMO, NTT expects to record the transaction as a capital transaction for accounting purposes.